CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       FOR
                                 URBANA.CA, INC.

1.   Name of corporation: Urbana.CA, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

     Article I The name of the corporation is Pitts and Spitts, Inc.

     Article IV Capital Stock 1st paragraph. Following a 1:800 reverse split, the Articles are amended to reauthorize 80,000,000 shares of common stock having a par value of $.001 per share and 10,000,000 shares of preferred stock having a par value of $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:
     115,671,640 represented by the 1,000,000 shares of Series A Convertible Preferred Stock.

4.   Officer Signature (Required):

     /s/ Kimberly Syracuse -President

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.